FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November 2009
13 November 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1.       Press release of British Sky  Broadcasting  Group plc announcing BSkyB Interim Dividend 2007/08 released on  13 November 2009

British Sky Broadcasting Group plc
(the "Company")

On 6 February 2008 the Company announced its half year results for the six month period ended 31 December 2007 via RNS. This statement referred to an interim dividend of 7.1 pence per ordinary share and this was the amount paid on 18 April 2008 to shareholders of record on 28 March 2008.  In fact, the Board had resolved to pay to shareholders an interim dividend of 7.125 pence, as noted in the Company's later 2008 Preliminary Announcement and 2008 Annual Report.

In order to rectify this, the Company is making a further payment of 0.025 pence per ordinary share and interest thereon to all shareholders of record on 28 March 2008. The payment will be made on 13 November 2009 at the same time as for the Final Dividend for the year ended 30 June 2009.

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 13 November 2009                                                                                     By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary